Palvella Therapeutics, Inc.

353 W. Lancaster Avenue, Suite 200
Wayne, Pennsylvania 19087

January 27, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Palvella Therapeutics, Inc.
Registration Statement on Form S-3
Filed January 2, 2026 (File No. 333-292544)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palvella Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-292544) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on January 29, 2026, or as soon thereafter as is practicable.

Please contact Jennifer L. Porter, Esq. of Goodwin Procter LLP, counsel to the Company, at (445) 207-7806 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

PALVELLA THERAPEUTICS, INC.

By:	/s/ Wesley H. Kaupinen
	Name:	Wesley H. Kaupinen
	Title:	President and Chief Executive Officer